100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com
Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com

September 20, 2018
BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Soliton, Inc.
Amendment No. 4 to
Offering Statement on Form 1-A
Filed August 30, 2018
File No. 024-10854

Dear Mr. Mancuso:

This letter is being submitted on behalf of Soliton, Inc. (“Soliton” or the “Company”) in response to the comment letter, dated September 7, 2018, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Offering Statement on Form 1-A filed on August 30, 2018 (the “Offering Statement”). The Company’s Amendment No. 5 to its Form 1-A (the “Amended Offering Statement”) will be filed with the Commission upon the Staff’s review of this letter. This letter amends and restates the information included in the Company’s letter dated September 11, 2018.
Please note that the Amended Offering Statement will include the refiling of Exhibit 6.1 complete un-redacted form to replace the previously-filed redacted form. The confidential treatment request relating to this exhibit is hereby withdrawn.
For your convenience, we have repeated the comment prior to the response in italics.

Offering Circular
1.     We note your response to prior comment 1 and your disclosure on page 31 and 100.

•
If the terms applicable to investors who subscribe through the online platforms apply to claims under the federal securities laws, say so clearly in your offering circular and affirmatively state (in both your offering circular and the appropriate exhibit) that, by agreeing to these

Securities and Exchange Commission
September 20, 2018

terms, investors will not be deemed to have waived their rights under the federal securities laws and the rules and regulations thereunder.

•
Address (1) any question under applicable law as to the enforceability of any of the terms and (2) whether these terms would apply to investors who acquire the securities from the initial purchasers. If the terms apply to such transferees, tell us how a transferee will know whether they are purchasing securities that are subject to the terms.

•
Please clarify how you will track which terms apply to which investors. In this regard, if an investor subscribes for shares both online and using the paper process, please clarify which terms apply to the investor.

Response: With respect to bullets #1 and #2 above, the “Underwriting” section of the Amended Offering Statement will be revised as follows (emphasis added):
“Both the FlashFunders and SI Online Platforms contain certain “Terms of Use” that investors wishing to subscribe online are required to agree to in order to complete their proposed investment in the Company. The Terms of Use on the FlashFunders Platform and SI Online Platform will not apply to potential claims made against the Company or against any underwriters (as that term is defined under the Securities Act) of the offering under the federal securities laws by investors in this Offering. However, the Terms of Use may still apply to potential claims made against the platforms under the federal securities laws. The Company believes the enforceability of the Terms of Use against both investors in this offering, as well as transferees of the shares purchased by the investors in this offering, is unsettled law, and the Company can provide no assurance to either investors in this offering or transferees of the shares purchased by the investors in this offering whether the platforms will be able to successfully enforce their Terms of Use with respect to federal securities laws. Notwithstanding the foregoing, the Company has been advised by FlashFunders and the SI Online Platforms that to the extent the terms of use on the platforms would conflict with and be prohibited under the federal securities laws and the rules and regulations thereunder, the platforms would not attempt to enforce such terms against any purchaser of shares on their respective platforms, as well as transferees of such shares. Investors should carefully read and consider the applicable “Terms of Use” before making an investment through one of the platforms. (See “Risk Factors” at page 31- “Investors who subscribe for our securities through the online platforms may be subject to different, less favorable terms than Investors who do not subscribe through such platforms.”) Investors who do not wish to invest through one of the online platforms can fill out a copy of the subscription agreement and mail it to the Company by following the instructions contained in the subscription agreement.
Regardless of whether an investor subscribes though one of the online platforms or by filling out a subscription agreement and mailing it to the Company, the investor (and any transferee of shares purchased by the investor) will not be deemed to have waived their rights against the Company or the underwriters (as that term is defined under the Securities Act) under the federal securities laws and the rules and regulations thereunder. The Company and the underwriters (as that term is defined under the Securities Act) will not utilize or enforce the “Terms of Use” on the online platforms as a waiver by any investor (or by any transferee of shares purchased by the investor) of their rights under the federal securities laws and the rules and regulations thereunder. Accordingly, with respect to claims against the Company or the underwriters (as that term is defined under the Securities Act) under the federal securities laws and

Securities and Exchange Commission
September 20, 2018

the rules and regulations thereunder, the Company does not believe an investor (or any transferee of shares purchased by the investor) will be treated differently based on the method in which the investor subscribes for shares in this offering.”
Copies of the Terms of Use for FlashFunders and the SI Online Platform will be filed as exhibits to the Form 1-A Offering Statement, of which this Offering Circular forms a part.
The Risk Factor set forth on page 31 of the Amended Offering Statement will be revised as follows (emphasis added):
“Investors who subscribe for our securities through the online platforms may be subject to different, less favorable terms than Investors who do not subscribe through such platforms.
Investors in the Offering have the option to either subscribe through one of two online platforms, maintained by FlashFunders, Inc. and SeedInvest Technology, LLC, respectively, or to subscribe by filling out a paper subscription agreement and mailing it to the Underwriter, pursuant to the instructions in the subscription agreement. Investors who decide to invest through an online platform may be subject to different terms than Investors who subscribe offline. Specifically, investors who invest online will be subject to the “terms of use” of the online platform on which they subscribe. The terms of use of the online platforms may restrict the investors rights to bring an action against the platform through which they invest, including but not limited to the ability to pursue a claim in state or federal court, the ability to request a jury trial, the ability to bring suit in a certain forum or jurisdiction, the ability to seek indemnity against the platform for any loss sustained as a result of your investment, and to otherwise pursue claims against the platform that would otherwise be available to the investor in the absence of agreeing to such terms of use.
The terms of use may apply to potential claims made against the platforms under the federal securities laws. The Company believes the enforceability of the terms of use against both investors in this offering, as well as transferees of the shares purchased by the investors in this offering, is unsettled law, and the Company can provide no assurance to either investors in this offering or transferees of the shares purchased by the investors in this offering whether the platforms will be able to successfully enforce their terms of use with respect to federal securities laws. Notwithstanding the foregoing, the Company has been advised by FlashFunders, Inc. and the SeedInvest Technology, LLC that to the extent the terms of use on the platforms would conflict with and be prohibited under the federal securities laws and the rules and regulations thereunder, the platforms would not attempt to enforce such terms against any purchaser of shares on their respective platforms, as well as transferees of such shares. Investors should carefully read and consider the terms of use prior to agreeing to such terms or otherwise making an investment through one of the platforms.”
With respect to bullet #3, since the Company has clarified that all investors will be treated identical regardless of how such investors subscribe, the Company respectfully advises the Staff that there is no need to track investors. However, the Underwriter will maintain a master file with all investors that records which of the subscription methods were utilized by the investor.
2.     Your response to prior comment 1 does not appear to address the provisions in exhibit 4 regarding governing law, jurisdiction, indemnification and waiver of trial by jury. Please revise your disclosure to address the provisions. In addition: (1) address any question under applicable law as to the enforceability

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September 20, 2018

of any of the provisions and whether these provisions would apply to transferees, and (2) address these issues as appropriate in your Description of Capital Stock.
Response: Exhibit 4 will be amended as follows:
(i)     To make it clear that the provisions of the subscription agreement do not apply to transferees, section 1(f) will be deleted and a new section 8(l) will be added that states “The provisions in this Subscription Agreement shall not be applicable against future transferees of the Securities.”
(ii)    The indemnification portion of section 5 will be deleted.
(iii)    The waiver of trial by jury in section 6 will be deleted.
(iv)    Section 6 includes an affirmative statement that the provisions of such section shall not apply to claims brought under the federal securities laws and the rules and regulations thereunder.
A marked exhibit 4 is attached is an exhibit A to this letter.
The “Description of Capital Stock” section of the Amended Offering Statement will be revised to add the following section:
“Subscription Agreement
Each investor in this offering will be required to complete a subscription agreement through one of two online platforms, maintained by FlashFunders, Inc. and SeedInvest Technology, LLC, respectively, or by filling out a paper subscription agreement and mailing it to the Underwriter at 6 Venture, Suite 265, Irvine, CA 92618. The subscription agreement contains provisions regarding the governing law and jurisdiction for actions related to the subscription agreement; provided that such provisions in the subscription agreement will not apply to claims brought under the federal securities laws and the rules and regulations thereunder.”
Relationships and Related Party Transactions, page 86
3.     We note your response to prior comment 4. Notes you filed as exhibits appear to indicate that the maturity date has passed and the interest rate might now differ from what is disclosed. Please clarify your disclosure here and in your risk factors and liquidity discussion as appropriate.
Response: The “Relationships and Related Party Transactions” section of the Amended Offering Statement will be revised as follows (emphasis added):
“As of June 30, 2018, we had convertible bridge notes outstanding with Remeditex Ventures LLC, our largest stockholder, in the amount of $8,400,000, consisting of $6,900,000 in principal amount of 8.25% convertible notes and $1,500,000 in principal amount of 10% convertible notes. The 8.25% convertible notes were initially due on January 31, 2018 with respect to $5.0 million in principal amount of notes and June 29, 2018 with respect to $1.9 million in principal amount of notes; the maturity date of the notes has been extended to April 30, 2019 and the interest rate on such notes increased from 8.25% to 12% commencing on the original due date. Upon the closing of this Offering, these notes including the accrued

Securities and Exchange Commission
September 20, 2018

interest (calculated through an assumed date of June 30, 2018 of $678,440) will convert into 4,204,171 shares of common stock. Of the foregoing shares, 2,013,695 of these shares will result from the conversion of the $6,900,000 8.25% notes and will be subject to the lock-up agreement described on page 91. See "Shares Eligible For Future Sale - Lock-Up". The remaining 2,190,476 shares underlying the 10% convertible notes may be sold 90 days after our common stock is listed on Nasdaq, provided that, unless our common stock has traded over $12.00 per share for five consecutive days, not more than one-third of such shares may be sold between the 91st and 150th day after our common stock is listed on Nasdaq and not more than one-third of such shares may be sold between the 151st and 210th day after our common stock is listed on Nasdaq.”
The Company respectfully advises the Staff that all amounts in the Offering Statement have been calculated to take into account the increased interest rate on the 8.25% convertible notes. In addition, the Company advises the Staff that at no time did Remeditex consider the notes to be in default, and that the parties had agreed to extend the notes when such notes originally matured, which agreement was memorialized in allonges to such notes, a form of which will be filed as a new exhibit to the Amended Offering Statement.
As such, the Company does not believe additional disclosure is required in the risk factors. However, a new third paragraph under the “Liquidity and Capital Resources” section on page 44 of the Amended Offering Statement will be added as follows:
“To fund our operations, we issued to Remeditex Ventures LLC, our largest stockholder, 8.25% convertible notes that were initially due on January 31, 2018 with respect to $5.0 million in principal amount of notes and June 29, 2018 with respect to $1.9 million in principal amount of notes; the maturity date of the notes has been extended to April 30, 2019 and the interest rate on such notes increased from 8.25% to 12% commencing on the original due date. At the time of the initial maturity date of the notes, we did not have the funds to repay the notes. If we are unable to complete this offering prior to April 30, 2019, we will be required to repay the notes. At this time, we do not believe we will have available funds to repay the notes unless this offering is successful. If we are unable to repay the notes, we will need to obtain an additional extension or we will be in default on the notes.”

Underwriting, page 96
4.     Please tell us where the subscription agreement includes the instructions that you mention in the first sentence of the last paragraph of your response to prior comment 1.
Response: Our response to prior comment 1 indicated that “Investors in the Offering have the option to either subscribe through one or two online platform, maintained by FlashFunders, Inc. and SeedInvest Technology, LLC, respectively, or to subscribe by filling out a paper subscription agreement and mailing to the Underwriter, pursuant to the instructions in the subscription agreement.” The Company has added the following provision to the cover page of the subscription agreement:
“Investors in this offering may subscribe through one of two online platforms, maintained by FlashFunders, Inc. and SeedInvest Technology, LLC, respectively, or they may subscribe by filling out a

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September 20, 2018

paper subscription agreement and mailing it to Boustead Securities, LLC at the following address: 6 Venture, Suite 265, Irvine, CA 92618.”
A marked exhibit 4 is attached is an exhibit A to this letter.

* * *
Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely, SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:	Chris Capelli, Chief Executive Officer
Lori Bisson, Chief Financial Officer

Exhibit A – Marked Subscription Agreement

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT THE MARKET FOR SUCH INVESTMENT MAY BE LIMITED AND SPORADIC AND IS EXPECTED TO CONTINUE TO BE LIMITED AND SPORADIC FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET CURRENTLY EXISTS FOR THE SECURITIES.
THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY FLASHFUNDERS, INC. (THE “PLATFORM”) OR THROUGH BOUSTEAD SECURITIES, LLC (THE “BROKER”). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
INVESTORS WHO ARE NOT “ACCREDITED INVESTORS” (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT.
PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING CIRCULAR OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE PLATFORM OR PROVIDED BY THE BROKER (COLLECTIVELY, THE “OFFERING MATERIALS”) OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS (INCLUDING “TESTING THE WATERS” MATERIALS) AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR’S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR’S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.
THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED.
THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.
Investors in this offering may subscribe through one of two online platforms, maintained by FlashFunders, Inc. and SeedInvest Technology, LLC, respectively, or they may subscribe by filling out a paper subscription agreement and mailing it to Boustead Securities, LLC at the following address: 6 Venture, Suite 265, Irvine, CA 92618.

TO:	Soliton, Inc.
5304 Ashbrook Drive
Houston, Texas 77801

Ladies and Gentlemen:

1. Subscription
(a) The undersigned (“Subscriber”) hereby irrevocably subscribes for and agrees to purchase the common stock (the “Securities” or “Common Stock”), of Soliton, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.00 per share of Common Stock (the “Per Security Price”), upon the terms and conditions set forth herein. The minimum subscription is $[250]. The rights of Common Stock are as set forth in the Certificate of Incorporation and Bylaws included in the Exhibits to the Offering Statement of the Company filed with the SEC (the “Offering Statement”).
(b) Subscriber understands that the Securities are being offered pursuant to an offering circular dated [________], 2018 (the “Offering Circular”) filed with the SEC as part of the Offering Statement. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, copies of the Offering Circular and Offering Statement including exhibits thereto and any other information required by the Subscriber to make an investment decision.
(c) The Subscriber’s subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber’s subscription is rejected, Subscriber’s payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber’s obligations hereunder shall terminate.
(d) The aggregate number of Securities sold shall not exceed 3,000,000 (the “Maximum Offering”). The Company may accept subscriptions until [____________], 2018, unless otherwise extended by the Company in its sole discretion in accordance with applicable SEC regulations for such other period required to sell the Maximum Offering (the “Termination Date”). Providing that subscriptions for 1,500,000 Securities are received (the “Minimum Offering”), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a “Closing Date”).
(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect.
~~(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, “Transferees”); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.~~

2. Purchase Procedure.
(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities by a check for available funds made payable to “FinTech Clearing as agent for the investors in ‘Soliton’”, by ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.
(b) Offering Deposit Account arrangements. Payment for the Securities shall be received by FinTech Clearing, LLC (the “Offering Deposit Account Agent”) from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth on the signature page hereto. Upon such Closing Date, the Offering Deposit Account Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by Computershare Trust Company, N.A., (the “Transfer Agent”), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation A.

Offering Deposit Account Agent Name	FinTech Clearing, LLC
Address	6 Venture, Suite 265 Irvine, CA 92618
Routing Number	122242869
Account Number	To Be Provided to Investor
Account Name	FinTech Clearing as Agent for the Investors of Soliton
Reference	REF: Soliton - [Investor Name]
3. Representations and Warranties of the Company.
The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have “knowledge” of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have “knowledge” of a particular fact or other matter if one of the Company’s current officers has, or at any time had, actual knowledge of such fact or other matter.
(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.
(b) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(c) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company’s powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.
(d) No filings. Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation A or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.
(e) Capitalization. The authorized and outstanding securities of the Company immediately prior to the initial investment in the Securities is as set forth “Description of Capital Stock” in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.
(f) Financial statements. Complete copies of the Company’s audited financial statements consisting of the balance sheets of the Company as at December 31, 2016, December 31, 2017 and the related statements of income, stockholders’ equity and cash flows for the two-year period then ended (the “Financial Statements”) and unaudited financial statements consisting of the balance sheet of the Company as at March 31, 2018, and the related statements of income, and cash flows for the three month periods ended March 31, 2018 and March 31, 2017 (the “Interim Financial Statements”) appear in the Offering Circular. The Financial Statements and Interim Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. GBH CPAs, PC, which has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.
(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in “Use of Proceeds” in the Offering Circular.
(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company’s knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of such Subscriber’s respective Closing Date(s):
(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and any other agreements required hereunder and to carry out their provisions. All action on Subscriber’s part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.
(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber’s representations contained in this Subscription Agreement.
(c) Limited Market and Continued Economic Risk. Subscriber acknowledges and agrees that the public market for the Securities may be limited and sporadic and that there is no guarantee that a liquid market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to take any steps with respect to facilitating active trading of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber’s entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.
(d) Accredited Investor Status or Investment Limits. Subscriber represents that either:
(i) Subscriber is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act, as defined on Appendix A of this Subscription Agreement; or
(ii) The purchase price set out in paragraph (b) of the signature page to this Subscription Agreement, together with any other amounts previously used to purchase Securities in this offering, does not exceed 10% of the greater of the Subscriber’s annual income or net worth.
Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.
(e) Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.
(f) Company Information. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had such opportunity as it deems necessary (which opportunity may have presented through online chat or commentary functions) to discuss the Company’s business, management and financial affairs with officers and management of the Company and has had the opportunity to review the Company’s operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber’s advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.
(g) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company’s internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber’s investment will bear a lower valuation.
(h) Domicile. Subscriber maintains Subscriber’s domicile (and is not a transient or temporary resident) at the address shown on the signature page.
(i) No Brokerage Fees. There are no claims for brokerage commission, finders’ fees or similar compensation in connection with the transactions contemplated by this Subscription Agreement or related documents based on any arrangement or agreement binding upon Subscriber.
(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its home jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its home jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any non-US governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber’s subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber’s home jurisdiction. For the avoidance of doubt, the term “home jurisdiction” shall not refer to the United States.
5. Survival of Representations ~~and Indemnity~~. The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. ~~The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys’ fees, including attorneys’ fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.~~
6. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.
EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN TEXAS AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN

CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.
~~EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.~~
For the avoidance of doubt, the provisions of this Section 6 shall not apply to claims brought under the federal securities laws and the rules and regulations thereunder.
7. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: Soliton, Inc. Attention: Ms. Lori Bisson, CFO 5304 Ashbrook Drive Houston, Texas 77081
If to a Subscriber, to Subscriber’s address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. Miscellaneous.
(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
(b) This Subscription Agreement is not transferable or assignable by Subscriber.
(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.
(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.
(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.
(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.
(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.
(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.
(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
(k) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
(l) The provisions in this Subscription Agreement shall not be applicable against future transferees of the Securities.
[SIGNATURE PAGE FOLLOWS]

SOLITON, INC.
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase shares of Common Stock of Soliton, Inc., by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The number of shares of Common Stock the undersigned hereby irrevocably subscribes for is:
(print number of Securities)

(b) The aggregate purchase price (based on a purchase price of $5.00 per Security) for the shares of Common Stock the undersigned hereby irrevocably subscribes for is:	$
(print aggregate purchase price)

(c) The Securities being subscribed for will be owned by, and should be recorded on the Company’s books as held in the name of:
___________________________________________
(print name of owner or joint owners)

If the Securities are to be purchased in joint names, both Subscribers must sign:

Signature		Signature

Name (Please Print)		Name (Please Print)

Email address		Email address

Address 1		Address 1

Address 2		Address 2

City/Municipalaity	State/Provience	City/Municipalaity	State/Provience

Zip/Costal	Country	Zip/Costal	Country

Telephone Number		Telephone Number

Tax ID No.		Tax ID No.

Date		Date

*    *    *    *    *

This subscription is accepted		Soliton, Inc.

on	.	By:
Name: Christopher Capelli
Title: President

APPENDIX A
An accredited investor includes the following categories of investor:
(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;
(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;
(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;
(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
(5) Any natural person whose individual net worth, or joint net worth with that person's spouse, exceeds $1,000,000.
(i) Except as provided in paragraph (a)(5)(ii) of this section, for purposes of calculating net worth under this paragraph (a)(5):
(A) The person's primary residence shall not be included as an asset;
(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and
(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (a)(5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:
(A) Such right was held by the person on July 20, 2010;
(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and
(C) The person held securities of the same issuer, other than such right, on July 20, 2010.
(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and
(8) Any entity in which all of the equity owners are accredited investors.